UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 14, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events

Asset Update

Controlled Subsidiary Investment - LCP Cherokee, LLC

On November 27, 2018, we directly acquired ownership of a “majority-owned subsidiary”, LCP Cherokee, LLC (the “Cherokee Flats Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $3,355,000, which was the initial stated value of our equity interest in the Cherokee Flats Controlled Subsidiary (the “Cherokee Flats Controlled Subsidiary Investment”). The Cherokee Flats Controlled Subsidiary used the proceeds to develop a mixed-use property consisting of 139 residential units and approximately 5,000 square feet of commercial retail space located at 2065 S Cherokee St, Denver, CO 80223 (the “Cherokee Flats Property”). Details on the acquisition can be found here.

On April 14, 2021, the Cherokee Flats Controlled Subsidiary redeemed the Cherokee Flats Controlled Subsidiary Investment in full. The Cherokee Flats Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Cherokee Flats Controlled Subsidiary Investment through a refinance of the senior loan. All preferred return payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 12.75%. Our realized rate of return was slightly higher than the stated rate due to a contractual provision that allowed us to accrue interest on our total commitment while our investment was funded in draws.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: April 20, 2021